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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

THE CRONOS GROUP

(Name of Issuer)

Common Shares, $2.00 par value

(Title of Class of Securities)

L20708100

(Cusip Number)

Kovács Gergely
Budapest Investment
1034 Budapest,
Seregély u.17
Postacím: 1301 Budapest, Pf. 18
011 36 1 250 4349

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 8, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L20708100	13D	Page 2 of 6 Pages

1.	Name of Reporting Person: CW-Abwicklungs AG i.A., formerly known as Central Wechsel-und Creditbank AG		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Republic of Austria

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: - 0 -

		8.	Shared Voting Power: - 0 -

		9.	Sole Dispositive Power: - 0 -

		10.	Shared Dispositive Power: - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: - 0 -

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): - 0 -

14.	Type of Reporting Person (See Instructions): BK

CUSIP No. L20708100	13D	Page 3 of 6 Pages

     The following constitutes Amendment No. 2 (the “Amendment”) to the Schedule 13D filed by the undersigned. This Amendment amends the Schedule 13D as specifically set forth herein; reference is made to the Schedule 13D, as amended to date (see “Item 1. Security and Issuer” below) for information on the matters not specifically addressed in this Amendment.

Item 1. Security and Issuer.

     The undersigned hereby amend their statement on Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on April 2, 1997, as amended by Amendment No. 1 to the Schedule 13D, filed with the SEC on March 10, 1998, with respect to the common shares, $2.00 par value per share, of The Cronos Group (the “Issuer”). The principal executive offices of the Issuer are located at 16, Allée Marconi, Boîte Postale 260, L-2120 Luxembourg.

Item 2. Identity and Background.

     (a) This Amendment is being filed to report on the disposition of 1,075,000 common shares by CW-Abwicklungs AG i.A., formerly known as Central Wechsel-und Creditbank AG (“CWAG”).

     On May 8, 2003, The Lion Fund Limited, a Cayman Islands exempted company (“LFL”) entered into an agreement (the “LFL Agreement”) to purchase 675,000 common shares (the “LFL Shares”) of the Issuer from CWAG in a privately negotiated transaction for a purchase price of $1,755,000. On August 4, 2003, the Issuer entered into an agreement (the “Repurchase Agreement”) to repurchase 100,000 of its common shares (the “Repurchase Shares”) from CWAG in a privately negotiated transaction for a purchase price of $260,000. Also on August 4, 2003, York Stockbrokers Corp., a British Virgin Islands corporation (“York”) entered into an agreement (the “York Agreement”) to purchase 300,000 common shares (the “York Shares”) of the Issuer from CWAG in a privately-negotiated transaction for a purchase price of $780,000. Under the York Agreement, the buyer is identified as York or its designees. See “Item 4. Purpose of Transaction” below.

     (b) The principal business and office address of CWAG is Czerningasse 9/2/16, Vienna, A-1020, Austria.

     (c) CWAG is a commercial banking institution organized under the laws of the Republic of Austria and currently in liquidation under the supervision of Budapest Investment AG.

     (d) During the last five years, CWAG has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, CWAG has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) CWAG is an entity organized and existing under the laws of the Republic of

CUSIP No. L20708100	13D	Page 4 of 6 Pages

Austria.

Item 3. Source and Amount of Funds or Other Consideration.

     Not applicable as this filing is due to the sale of common shares of the Issuer (the original source of funds for the initial purchases was WC).

Item 4. Purpose of Transaction.

     CWAG went into liquidation on October 1, 1999. In order to liquidate its entire interest in the Issuer, CWAG has entered into the transactions reported herein.

     CWAG entered into the LFL Agreement with LFL on May 8, 2003. Under the LFL Agreement, LFL agreed to purchase the LFL Shares, representing 675,000 of the outstanding common shares of the Issuer for an aggregate purchase price of $1,755,000. The LFL Agreement called for payment for the LFL Shares on delivery by CWAG of a certificate or certificates representing the LFL Shares to LFL free of restrictions on transfer (other than restrictions on transfer generally imposed on securities under applicable law). The sale of the LFL Shares was consummated on June 20, 2003.

     The Issuer entered into the Repurchase Agreement with CWAG on August 4, 2003. Under the Repurchase Agreement, the Issuer agreed to purchase the Repurchase Shares, representing 100,000 common shares of the Issuer for an aggregate purchase price of $260,000. The Repurchase Agreement called for payment for the Repurchase Shares on delivery by CWAG of a certificate or certificates representing the Repurchase Shares to the Issuer, free of restrictions on transfer (other than restrictions on transfer generally imposed on securities under applicable law). The repurchase of the Repurchase Shares was consummated on or around August 4, 2003.

     CWAG entered into the York Agreement with York on August 4, 2003. Under the York Agreement, York, or its designees, agreed to purchase the York Shares, representing 300,000 of the outstanding common shares of the Issuer for an aggregate purchase price of $780,000. The York Agreement called for payment for the York Shares on delivery by CWAG of a certificate or certificates representing the York Shares to York or to its designees, free of restrictions on transfer (other than restrictions on transfer generally imposed on securities under applicable law). The sale of the York Shares to York’s designees was consummated on or around August 4, 2003.

     Subject to the foregoing, CWAG does not have any plans or proposals which relate to or would result in:

(i)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer.

(ii)	An extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer or any of its subsidiaries;

(iii)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(iv)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors, or to fill any existing vacancies on the Board;

CUSIP No. L20708100	13D	Page 5 of 6 Pages

(v)	Any material change in the present capitalization or dividend policy of the Issuer;

(vi)	Any other material change in the Issuer’s business or corporate structure;

(vii)	Changes in the Issuer’s Articles of Association or other action which may impede the acquisition of control of the Issuer by any person;

(viii)	Causing the common shares of the Issuer to be delisted from Nasdaq;

(ix)	The common shares of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(x)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a) CWAG no longer beneficially owns any common shares of the Issuer.

     (b) Not Applicable.

     (c) Other than as set forth in Item 4, during the sixty days immediately preceding the date of this Schedule 13D, CWAG has not entered into any transactions in the class of securities reported on.

     (d) Not Applicable.

     (e) CWAG ceased to be a beneficial owner of any common shares of the Issuer on or around August 4, 2003.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Other than as described herein, there are no contracts, arrangements or understandings between CWAG or any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

     None.

CUSIP No. L20708100	13D	Page 6 of 6 Pages

SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November ___, 2003	CW – Abwicklungs AG i.A., formerly known as Central Wechsel-und Creditbank AG

	By:	Budapest Investment AG, Liquidator

	By:	/s/ Andras Boros

Andras Boros, Sole Director